Exhibit 99.1

Fly Leasing Reports Second Quarter 2019 Financial Results

Dublin, Ireland, August 22, 2019 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the second quarter of 2019.

Highlights

•	Net income of $54.1 million, $1.68 per share
•	Adjusted Net Income of $61.9 million, $1.92 per share
•	Sold seven aircraft for an economic gain of $18.9 million, a 10% premium to book value
•	Repurchased 1.47 million shares at an average price of $16.53 per share
•	$24.28 book value per share at quarter end, a 13% increase since December 31, 2018
•	Purchased two aircraft for $60.9 million

“FLY continues to achieve record results, producing its fifth straight quarter of double-digit ROE,” said Colm Barrington, FLY’s Chief Executive Officer. “Our renewed fleet contributed to a 13% increase in operating lease rental revenue compared to the same quarter last year. Economic gains of nearly $19 million from the sale of seven aircraft helped us to achieve record Adjusted Net Income of $61.9 million, or $1.92 per share, in the quarter, and Adjusted Net Income of $109.0 million, or $3.37 per share, for the first six months of the year. Looking ahead, we expect another strong result in the third quarter.”

“As a result of our deleveraging strategy following last year’s major fleet acquisition, we have met our leverage target a year ahead of schedule,” said Barrington. “We also have been repurchasing stock, buying back 1.47 million shares in the quarter. FLY will begin taking delivery of its $1 billion of contracted A320neo family aircraft later this year, and is well positioned to add aircraft as opportunities arise.”

“We sold seven aircraft in the quarter at a 10% premium to book value, and in the third quarter, we have contracted to sell 14 more aircraft, also at gains, again demonstrating the value embedded in FLY’s fleet,” added Barrington. “Our record results have also added significantly to shareholders’ equity, which is now over $24 per share and 13% above the level at the end of 2018. We continue to see great value in FLY’s shares, which are trading at a 26% discount to book value. At its August meeting, FLY’s board of directors authorized a new $50 million share repurchase program.”

Financial Results

FLY is reporting net income of $54.1 million, or $1.68 per share, for the second quarter of 2019. This compares to net income of $24.3 million, or $0.87 per share, for the same period in 2018.

Net income for the six months ended June 30, 2019 was $99.0 million, or $3.06 per share, compared to net income of $34.0 million, or $1.21 per share, for the six months ended June 30, 2018.

Adjusted Net Income

Adjusted Net Income was $61.9 million for the second quarter of 2019, compared to $25.2 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $1.92 in the second quarter of 2019, compared to $0.90 for the second quarter of 2018.

For the six months ended June 30, 2019, Adjusted Net Income was $109.0 million, or $3.37 per share, compared to $37.6 million, or $1.34 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the six months ended June 30, 2019, FLY repurchased 1.67 million shares in the open market at an average price of $16.18 per share, for a total cost of $27.0 million. As of June 30, 2019, FLY had approximately 31 million shares outstanding. On August 21, 2019, FLY’s board of directors approved a new $50 million share repurchase program to replace its current program.

Financial Position

At June 30, 2019, FLY’s total assets were $3.9 billion, including investment in flight equipment totaling $3.4 billion. Total cash at June 30, 2019 was $415.1 million, of which $351.9 million was unrestricted. The book value per share at June 30, 2019 was $24.28, a 13% increase since December 31, 2018. At June 30, 2019, FLY’s net debt to equity ratio was 3.1x, reduced from 4.0x at December 31, 2018.

Aircraft Portfolio

At June 30, 2019, FLY had 98 aircraft and seven CFM engines on lease to 45 airlines in 25 countries. Of the 98 aircraft, 12 were classified as held for sale. The table below does not include one B767 aircraft owned by a joint venture in which FLY has a 57% interest, nor the seven engines.

Portfolio at	Jun. 30, 2019		Dec. 31, 2018
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320 Family(1)	42	33%	55	38%
Airbus A330	3	5%	3	5%
Airbus A340	2	1%	2	1%
Boeing 737NG(2)	42	35%	42	32%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	0%	3	1%
Boeing 777-LRF	2	9%	2	8%
Boeing 787	4	14%	4	12%
Total	98	100%	113	100%
(1) Includes five and ten Airbus A320 aircraft classified as held for sale at June 30, 2019 and December 31, 2018, respectively.
(2) Includes seven and two aircraft classified as held for sale at June 30, 2019 and December 31, 2018, respectively.

At June 30, 2019, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.4 years. The average remaining lease term was 5.3 years, also weighted by net book value. At June 30, 2019, FLY’s portfolio, excluding aircraft held for sale, was generating annualized rental revenue of approximately $354.2 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 22, 2019. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 8491508. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:
Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Revenues
Operating lease rental revenue	$101,108	$89,215	$206,436	$178,328
End of lease income	28,823	12,612	30,387	12,997
Amortization of lease incentives	(1,319)	(2,361)	(2,951)	(4,644)
Amortization of lease discounts and other	11	(142)	3	(281)
Operating lease revenue	128,623	99,324	233,875	186,400
Finance lease revenue	156	171	316	345
Equity earnings (loss) from unconsolidated subsidiary	54	(358)	110	(246)
Gain on sale of aircraft	16,078	2,945	43,698	2,945
Interest and other income	2,122	591	3,737	1,984
Total revenues	147,033	102,673	281,736	191,428
Expenses
Depreciation	37,303	33,895	74,888	67,628
Interest expense	35,439	33,644	73,618	66,567
Selling, general and administrative	9,438	6,369	18,160	14,979
Loss (gain) on derivatives	255	(1,309)	272	(520)
Loss on extinguishment of debt	1,541	898	3,710	898
Maintenance and other costs	1,625	936	2,223	1,714
Total expenses	85,601	74,433	172,871	151,266
Net income before provision for income taxes	61,432	28,240	108,865	40,162
Provision for income taxes	7,382	3,896	9,850	6,188
Net income	$54,050	$24,344	$99,015	$33,974
Weighted average number of shares
- Basic	32,053,830	27,983,352	32,341,674	27,983,352
- Diluted	32,187,115	28,045,890	32,396,717	28,023,419
Earnings per share
- Basic	$1.69	$0.87	$3.06	$1.21
- Diluted	$1.68	$0.87	$3.06	$1.21

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Jun. 30, 2019 (Unaudited)	Dec. 31, 2018 (Audited)
Assets
Cash and cash equivalents	$351,892	$180,211
Restricted cash and cash equivalents	63,161	100,869
Rent receivables	5,864	9,307
Investment in finance lease, net	12,238	12,822
Flight equipment held for sale, net	320,359	259,644
Flight equipment held for operating lease, net	2,788,459	3,228,018
Maintenance rights	251,797	298,207
Deferred tax asset, net	16,740	6,505
Fair value of derivative assets	4,540	5,929
Other assets, net	130,170	124,960
Total assets	$3,945,220	$4,226,472
Liabilities
Accounts payable and accrued liabilities	$23,232	$23,146
Rentals received in advance	16,431	21,322
Payable to related parties	6,593	4,462
Security deposits	47,991	60,097
Maintenance payment liability, net	267,006	292,586
Unsecured borrowings, net	618,535	617,664
Secured borrowings, net	2,062,047	2,379,869
Deferred tax liability, net	52,711	36,256
Fair value of derivative liabilities	31,621	8,558
Other liabilities	65,390	80,402
Total liabilities	3,191,557	3,524,362
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 31,038,292 and 32,650,019 shares issued and outstanding at June 30, 2019 and 2018, respectively	31	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	522,050	549,123
Retained earnings	253,530	154,347
Accumulated other comprehensive loss, net	(21,948)	(1,393)
Total shareholders’ equity	753,663	702,110
Total liabilities and shareholders’ equity	$3,945,220	$4,226,472

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Six months ended Jun. 30,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Operating Activities
Net income	$99,015	$33,974
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(316)	(345)
Equity (earnings) loss from unconsolidated subsidiary	(110)	246
Gain on sale of aircraft	(43,698)	(2,945)
Depreciation	74,888	67,628
Amortization of debt discounts and debt issuance costs	5,369	3,961
Amortization of lease incentives and other items	3,324	5,453
Loss on extinguishment of debt	3,710	898
Unrealized foreign exchange gain	(104)	(456)
Provision for deferred income taxes	9,991	6,327
Loss (gain) on derivative instruments	198	(74)
Security deposits and maintenance payment liability recognized into earnings	(26,145)	(9,965)
Distributions from unconsolidated subsidiary	109	2,212
Cash receipts from maintenance rights	1,741	3,013
Changes in operating assets and liabilities:
Rent receivables	(2,011)	(2,766)
Other assets	(3,250)	(2,212)
Payable to related parties	2,131	(2,168)
Accounts payable, accrued liabilities and other liabilities	(2,054)	2,005
Net cash flows provided by operating activities	122,788	104,786
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	205	1,275
Rent received from finance lease	900	900
Swap termination proceeds	114	—
Investment income from Horizon I Limited equity certificates	571	—
Purchase of flight equipment	(61,381)	(69,258)
Deposit on aircraft purchases	—	(30,000)
Proceeds from sale of aircraft, net	410,939	99,339
Capitalized interest on Portfolio B orderbook	(2,433)	—
Payments for aircraft improvement	(2,832)	(170)
Payments for lessor maintenance obligations	(1,461)	(817)
Net cash flows provided by investing activities	344,622	1,269

	Six months ended Jun. 30,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	—	1,417
Security deposits returned	(1,546)	(3,549)
Maintenance payment liability receipts	33,633	38,830
Maintenance payment liability disbursements	(12,738)	(2,104)
Debt extinguishment costs	(74)	(12)
Debt issuance costs	(342)	(5,534)
Proceeds from secured borrowings	—	49,288
Repayment of secured borrowings	(325,317)	(175,035)
Shares repurchased	(27,025)	—
Net cash flows used in financing activities	(333,409)	(96,699)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(28)	(47)
Net increase in unrestricted and restricted cash and cash equivalents	133,973	9,309
Unrestricted and restricted cash and cash equivalents at beginning of period	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of period	$415,053	$466,124

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$351,892	$406,508
Restricted cash and cash equivalents	63,161	59,616
Unrestricted and restricted cash and cash equivalents	$415,053	$466,124

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
Net income	$54,050	$24,344	$99,015	$33,974
Adjustments:
Unrealized foreign exchange loss (gain)	68	(864)	(104)	(456)
Deferred income taxes	7,519	3,974	9,991	6,327
Fair value changes on undesignated derivatives	255	(2,238)	143	(2,240)
Adjusted Net Income	$61,892	$25,216	$109,045	$37,605
Average Shareholders’ Equity	$745,783	$571,881	731,225	562,490
Adjusted Return on Equity	33.2%	17.6%	29.8%	13.4%

Weighted average diluted shares outstanding	32,187,115	28,045,890	32,396,717	28,023,419
Adjusted Net Income per diluted share	$1.92	$0.90	$3.37	$1.34

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess its core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.